SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D
                               (Rule 13d-101)
                              Amendment No. 15

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               RULE 13d-2(a)


                            HANNAFORD BROS. CO.
                              (Name of Issuer)


                       Common Stock, $0.75 par value
                       (Title of Class of Securities)


                                510550 10 7
                               (CUSIP Number)

                           EMPIRE COMPANY LIMITED
                              115 King Street
                          Stellarton, Nova Scotia
                                  BOK 1S0
                                902-755-4440
                            Attn: Allan D. Rowe,
                           Senior Vice President,
                   Chief Financial Officer and Secretary


          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                           Milton G. Strom, Esq.
                           Skadden, Arps, Slate,
                             Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              August 17, 1999
          (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



 CUSIP No.  510550 10 7

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

                           EMPIRE COMPANY LIMITED

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                  (a)[   ]
                                  (b)[ X ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           WC, AF, BK

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                   [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                            Canada (Nova Scotia)

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

                                 5,550,461

 8.   SHARED VOTING POWER

                                 4,868,104*

 9.   SOLE DISPOSITIVE POWER

                                 5,550,461

 10.  SHARED DISPOSITIVE POWER

                                 4,868,104*

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                10,799,812*

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                    [  ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   25.6%*

 14.  TYPE OF REPORTING PERSON

                                     CO

--------------------

    *       See Item 5 of Amendment No. 14 to this statement on Schedule 13D.



 CUSIP No. 510550 10 7

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

                 E.C.L. INVESTMENTS LIMITED

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                             (a)[   ]
                             (b)[ X ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

                                WC, OO, AF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                 [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Canada (Nova Scotia)

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

                                     0

 8.   SHARED VOTING POWER

                                 4,868,104*

 9.   SOLE DISPOSITIVE POWER

                                     0

 10.  SHARED DISPOSITIVE POWER

                                 4,868,104*

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 4,868,104*

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                               [  ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.5%*

 14.  TYPE OF REPORTING PERSON

           CO

--------------------

    *       See Item 5 of Amendment No. 14 to this statement on Schedule 13D.



 CUSIP No. 510550 10 7

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

                    PAULJAN LIMITED

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                   (a)[   ]
                                   (b)[ X ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

                                    WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                             [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Canada (Nova Scotia)

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

                                     0

 8.   SHARED VOTING POWER

                                  36,109*

 9.   SOLE DISPOSITIVE POWER

                                     0

 10.  SHARED DISPOSITIVE POWER

                                  36,109*

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  36,109*

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                   [   ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1%*

 14.  TYPE OF REPORTING PERSON

                CO

--------------------

    *       See Item 5 of Amendment No. 14 to this statement on Schedule 13D.



      CUSIP No. 510550 10 7

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

          PENSION PLAN FOR EMPLOYEES OF SOBEYS INC.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                          (a)[   ]
                          (b)[ X ]

 3.   SEC USE ONLY


 4.   SOURCE OF FUNDS:

                                     PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                      [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                 Canada (Nova Scotia)

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

                                  366,428*

 8.   SHARED VOTING POWER

                                     0

 9.   SOLE DISPOSITIVE POWER

                                  366,428*

 10.  SHARED DISPOSITIVE POWER

                                     0

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  366,428*

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               0.9%*

 14.  TYPE OF REPORTING PERSON

                          EP


--------------------

    *       See Item 5 of Amendment No. 14 to this statement on Schedule 13D.




 CUSIP No. 510550 10 7

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

                  SOBEYS INC. MASTER TRUST INVESTMENT FUND

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                            (a)[   ]
                                            (b)[ X ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

                                     PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):


 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                            Canada (Nova Scotia)

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

                                  14,819*

 8.   SHARED VOTING POWER

                                     0

 9.   SOLE DISPOSITIVE POWER

                                  14,819*

 10.  SHARED DISPOSITIVE POWER

                                     0

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,819*

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                  [   ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .04%*

 14.  TYPE OF REPORTING PERSON

                                     EP

--------------------

    *       See Item 5 of Amendment No. 14 to this statement on Schedule 13D.




 CUSIP No. 510550 10 7

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

                 DAVID F. SOBEY

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                    (a)[   ]
                                    (b)[ X ]

 3.   SEC USE ONLY


 4.   SOURCE OF FUNDS:

                                     00

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                       [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                      Canada (Nova Scotia)

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

                                     0

 8.   SHARED VOTING POWER

                                  36,109*

 9.   SOLE DISPOSITIVE POWER

                                     0

 10.  SHARED DISPOSITIVE POWER

                                  36,109*


 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  36,109*

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                          [   ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .01%*

 14.  TYPE OF REPORTING PERSON

                                     IN


--------------------

    *       See Item 5 of Amendment No. 14 to this statement on Schedule 13D.







      This Amendment No. 15 (the "Amendment") to the statement on Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 1, 1979 (the "Schedule 13D") and the amendments thereto filed by the Reporting Persons with respect to the common stock, par value $.75 per share (the "Hannaford Common Stock"), of Hannaford Bros. Co. ("Hannaford"). Capitalized terms used but not defined herein shall have the meaning set forth in Amendment No. 14 to the statement on Schedule 13D filed by the Reporting Persons.


 ITEM 4.  PURPOSE OF TRANSACTION


           On August 17, 1999, Food Lion, Inc. a North Carolina corporation ("Food Lion"), FL Acquisition Sub, Inc., a Maine corporation and a wholly owned subsidiary of Food Lion ("Acquisition"), and Hannaford entered an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things and as stated in the Merger Agreement, for the merger of Acquisition with and into Hannaford, with Hannaford as the surviving corporation (the "Merger"), and that each outstanding share of Hannaford Common Stock, other than those owned by Food Lion or dissenting stockholders of Hannaford, will be converted into the right to receive, subject to proration, (i) $79.00 in cash, (ii)(a) the number of shares of Class A Common Stock, par value $.50 per share, of Food Lion (the "Food Lion Common Stock") equal to $79.00 divided by the average per share sales price of Food Lion Common Stock for the ten consecutive trading days prior to the closing of the Merger (the "Average Price")or (b) $9.00, whichever is higher, or (iii) a combination of cash and shares of Food Lion Common Stock.

           Simultaneously with the execution of the Merger Agreement, Empire Company Limited ("Empire") and E.C.L. Investments Limited ("E.C.L." and, collectively, with Empire, the "Selling Stockholders") entered into a Stock Exchange Agreement (the "Exchange Agreement") and a Voting Agreement (the "Voting Agreement") with Food Lion. A copy of the Exchange Agreement and the Voting Agreement is contained in Exhibit 1 and 2, respectively, to this Amendment.

           Pursuant to the Exchange Agreement, the Selling Stockholders have agreed, immediately prior to the closing of the Merger Agreement, to exchange all of the 10,418,565 shares of Hannaford Common Stock owned by them (the "Shares") for an aggregate consideration of $823,066,635 (the "Total Consideration"), which will be payable, subject to certain adjustments (including as described below), as follows: (i) $365,000,000 (the "Share Consideration") in Food Lion Common Stock, with the number of such shares to be delivered being calculated by dividing 365,000,000 by the greater of the Average Price or $9.00 and (ii) cash equal to the difference between the Total Consideration and the Share Consideration. The Exchange Agreement further provides that, five business days prior to the closing date of the Merger, following notice from Food Lion of the number of outstanding shares of Food Lion Common Stock (and shares issuable within such five-day period as a result of outstanding options, rights or other securities), the Selling Stockholders may elect to adjust, upwards or downwards, the Share Consideration, provided that the Share Consideration
 (i) cannot be less than $315,000,000 (subject to the right of the Selling Stockholders to elect upwards adjustment to reflect the issuance (as contained in a similar notice from Food Lion) of Hannaford Common Stock or Food Lion Common Stock pursuant to the exercise of options since the date of the Exchange Agreement, but in no event more than $321,717,524) and (ii) nor more than $421,000,000.

           Pursuant to the Voting Agreement, each of the Selling Stockholders agreed to vote all of the Shares (i) in favor of the Merger and approval and adoption of the Merger Agreement, (ii) against any action or agreement that is reasonably likely to result in a breach of any covenant, representation or warranty or any other obligation of Food Lion under the Voting Agreement or the Merger Agreement, and (iii) except for such actions as Hannaford is permitted under the Merger Agreement, against
 (a) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving Hannaford or any of its subsidiaries other than the Merger, (b) a sale or transfer of a material amount of assets of Hannaford or any of its material subsidiaries or the issuance of any securities of Hannaford or any subsidiary, (c) any change in the Board of Directors of Hannaford other than in connection with an annual shareholders meeting of Hannaford with respect to the slate of directors proposed by the incumbent Board of Directors of Hannaford (in which case they agreed to vote for the slate proposed by the incumbent Board) or (d) any action that is reasonably likely to materially impede, interfere with, delay, postpone or adversely affect the Merger and the transactions contemplated by the Merger Agreement.

           Each of the Selling Stockholders also agreed under the Voting Agreement, except as provided by the Exchange Agreement, not to (i) sell, transfer, assign or otherwise dispose of, or enter into any contract, arrangement or understanding with respect to, the sale, transfer, assignment or other disposition of, the Shares or any interest contained therein, (ii) grant any proxy or power of attorney or enter into any other voting agreement or other arrangement with respect to the Shares or (iii) except as provided by the Hannaford-Sobey Voting Trust Agreement, dated as of February 4, 1988, as amended, deposit the Shares into a voting trust.

           On August 20, 1999, Empire notified Hannaford that it has terminated, the Amended and Restated Agreement, dated as of February 4, 1998, as amended by the Amendment Agreement, dated January 1, 1992, and the Second Amendment Agreement, dated as of May 14, 1996, among Empire, certain of its affiliates and Hannaford, as permitted by Section 7.5(ii) thereof.

           Except as set forth above, the Reporting Persons currently do not have any plans or proposals which may relate to or would result in:

           (a) The acquisition of additional securities of Hannaford, or the disposition of securities of Hannaford;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hannaford or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of Hannaford or of any of its subsidiaries;

           (d) Any change in the present board of directors or management of Hannaford, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

           (e) Any material change in the present capitalization or dividend policy of Hannaford;

           (f) Any other material change in Hannaford's business or corporate structure;

           (g) Any changes in Hannaford's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Hannaford by any person;

           (h) Causing a class of securities of Hannaford to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities Hannaford becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Exchange Act; or

           (j)  Any action similar to any of those enumerated above.


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See Item 4 above.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (1) Stock Exchange Agreement, dated as of August 17, 1999, among Food Lion, Inc., Empire Company Limited and E.C.L. Investment Limited.

      (2) Voting Agreement, dated as of August 17, 1999, among Food Lion, Inc., Empire Company Limited and E.C.L. Investment Limited.


                                 SIGNATURE

           After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.
 Date:  August 20, 1999
                               EMPIRE COMPANY LIMITED


                               By: /s/Paul D. Sobey
                                   ----------------------------
                               Name:  Paul D. Sobey
                               Title: President and Chief Executive
                                      Officer


                               E.C.L. INVESTMENTS LIMITED


                               By:  -----------------------------
                               Name:  Paul D. Sobey
                               Title: Secretary


                               PAULJAN LIMITED


                               By: /s/Paul D. Sobey
                                   -----------------------------
                               Name:  Paul D. Sobey
                               Title: Secretary


                               PENSION PLAN FOR EMPLOYEES
                               OF SOBEYS INC.


                               By: /s/Paul D. Sobey
                                   -----------------------------
                               Name:  Paul D. Sobey
                               Title: Member of the Pension Committee


                               SOBEYS INC. MASTER TRUST INVESTMENT FUND


                               By: /s/Paul D. Sobey
                                   ------------------------------
                               Name:   Paul D. Sobey
                               Title:  Trustee


                                           *
                               ---------------------------------
                               David F. Sobey


                               ---------------------------------
                               * By Paul D. Sobey, as
                                 attorney-in-fact



                               /s/ Paul D. Sobey
                               --------------------------------
                               Paul D. Sobey